SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                               GETTY REALTY CORP.
                  ---------------------------------------------
                                (Name of Issuer)

                                  Common Stock,
                            par value $0.01 per share
                  ---------------------------------------------
                         (Title of Class of Securities)


                                   374297 10 9
                  ---------------------------------------------
                                 (CUSIP Number)

                                December 31, 2006
                  ---------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.
         [ ]    Rule 13d-1(b)
         [ ]    Rule 13d-1(c)
         [X]    Rule 13d-1(d)

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))
                               Page 1 of 10 Pages

CUSIP No. 374297 10 9                   13G                   Page 2 of 10 Pages

------------------------------------------------------------------------------
COMMON STOCK
------------------------------------------------------------------------------
(1) Names of Reporting Persons.
         I.R.S. Identification Nos. of Above Persons (entities only)

         Howard B. Safenowitz
------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) [ ]
         (b) [X]
------------------------------------------------------------------------------
(3)      SEC Use Only
------------------------------------------------------------------------------
(4)      Citizenship or Place of Organization
         United States
------------------------------------------------------------------------------
Number of Shares           (5)  Sole Voting Power
 Beneficially Owned                537,004
 by Each Reporting         -------------------------------------------
 Person With               (6)  Shared Voting Power
                                   2,454,220 (disclaims beneficial ownership of
                                   2,352,894 of these shares except to the
                                   extent of his pecuniary interest in the owner
                                   of such shares and disclaims beneficial
                                   ownership of an additional 11,523 shares)
                           -------------------------------------------
                           (7)  Sole Dispositive Power
                                   537,004
                           -------------------------------------------
                           (8) Shared Dispositive Power
                                   2,454,220 (disclaims beneficial ownership of
                                   2,352,894 of these shares except to the
                                   extent of his pecuniary interest in the owner
                                   of such shares and disclaims beneficial
                                   ownership of an additional 11,523 shares)
----------------------------------------------------------------------------
(9)      Aggregate Amount Beneficially Owned by Each Reporting Person
         2,991,224
 ----------------------------------------------------------------------------
(10)     Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)  [  ]
----------------------------------------------------------------------------
(11)     Percent of Class Represented by Amount in Row (9)
         12.1%
----------------------------------------------------------------------------
(12)     Type of Reporting Person (See Instructions)
         IN
----------------------------------------------------------------------------

CUSIP No. 374297 10 9                   13G                   Page 3 of 10 Pages

------------------------------------------------------------------------------
COMMON STOCK
------------------------------------------------------------------------------
(1) Names of Reporting Persons.
         I.R.S. Identification Nos. of Above Persons (entities only)

         Safenowitz Family Corp.    95-4641242
------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) [ ]
         (b) [X]
------------------------------------------------------------------------------
(3)      SEC Use Only
------------------------------------------------------------------------------
(4)      Citizenship or Place of Organization
         California
------------------------------------------------------------------------------
Number of Shares           (5)  Sole Voting Power
 Beneficially Owned                -0-
 by Each Reporting         -------------------------------------------
 Person With               (6)  Shared Voting Power
                                   2,352,894 (disclaims beneficial ownership of
                                              such shares)
                           -------------------------------------------
                           (7) Sole Dispositive Power
                                   -0-
                           -------------------------------------------
                           (8) Shared Dispositive Power
                                   2,352,894 (disclaims beneficial ownership of
                                              such shares)
----------------------------------------------------------------------------
(9) Aggregate Amount Beneficially Owned by Each Reporting Person
         2,352,894
 ----------------------------------------------------------------------------
(10)     Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions) [  ]
----------------------------------------------------------------------------
(11)     Percent of Class Represented by Amount in Row (9)
         9.5%
----------------------------------------------------------------------------
(12)     Type of Reporting Person (See Instructions)
         CO
----------------------------------------------------------------------------

CUSIP No. 374297 10 9                   13G                   Page 4 of 10 Pages

------------------------------------------------------------------------------
COMMON STOCK
------------------------------------------------------------------------------
(1) Names of Reporting Persons.
         I.R.S. Identification Nos. of Above Persons (entities only)

         The Safenowitz Partners, LP                 58-2431903
------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) [ ]
         (b) [X]
------------------------------------------------------------------------------
(3)      SEC Use Only
------------------------------------------------------------------------------
(4)      Citizenship or Place of Organization
         California
------------------------------------------------------------------------------
Number of Shares           (5)  Sole Voting Power
 Beneficially Owned                1,837,894
 by Each Reporting         -------------------------------------------
 Person With               (6)  Shared Voting Power
                                   -0-
                           -------------------------------------------
                           (7)  Sole Dispositive Power
                                   1,837,894
                           -------------------------------------------
                           (8) Shared Dispositive Power
                                   -0-
----------------------------------------------------------------------------
(9) Aggregate Amount Beneficially Owned by Each Reporting Person
         1,837,894
 ----------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
----------------------------------------------------------------------------
(11)     Percent of Class Represented by Amount in Row (9)
         7.4%
----------------------------------------------------------------------------
(12)     Type of Reporting Person (See Instructions)
         PN
----------------------------------------------------------------------------

CUSIP No. 374297 10 9                   13G                   Page 5 of 10 Pages

Item 1(a).  Name Of Issuer:

         Getty Realty Corp.

Item 1(b).  Address of Issuer's Principal Executive Offices:

         125 Jericho Turnpike, Suite 103
         Jericho, New York 11753

Item 2(a).  Names of Persons Filing:

         (i) Howard B. Safenowitz (as successor in interest to Milton
             Safenowitz)

         (ii) Safenowitz Family Corp.

         (iii) The Safenowitz Partners, LP

Item 2(b).  Address of Principal Business Office or, if none, Residence:

                  Getty Realty Corp.
                  125 Jericho Turnpike, Suite 103
                  Jericho, New York 11753

Item 2(c).  Citizenship:

         United States citizen, for the individual, California, for both entities

Item 2(d).  Title of Class of Securities:

         Common stock, par value $0.01 per share

Item 2(e).  CUSIP Number:

         374297 10 9

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
        (c), check whether filing person is a:

      (a) [ ] Broker or dealer registered under Section 15 of the Act

      (b) [ ] Bank as defined in Section 3(a)(6) of the Act

      (c) [ ] Insurance company as defined in Section 3(a)(19) of the Act

      (d) [ ] Investment company registered under Section 8 of the Investment Company Act

      (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

      (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

      (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G)

CUSIP No. 374297 10 9                   13G                   Page 6 of 10 Pages

      (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)


      (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

      (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

      If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]

Item 4.  Ownership

Common Stock

         (i)      Howard B. Safenowitz

                  (a) Amount Beneficially Owned:
                      As of December 31, 2006: 2,681,377 shares

                  (b) Percent of Class: 12.1%

                  (c) Number of shares as to which the person has:

                           (i) sole power to vote or direct the vote: 537,004

                           (ii) shared power to vote or direct the vote:
                           2,454,220 (disclaims beneficial ownership of
                           2,352,894 of these shares except to the extent of his pecuniary interest in the owner of such shares and disclaims beneficial ownership of an additional 11,523 shares)

                           (iii) sole power to dispose or to direct the disposition of: 537,004

                           (iv) shared power to dispose or to direct the disposition of: 2,454,220 (disclaims beneficial ownership of 2,352,894 of these shares except to the extent of his pecuniary interest in the owner of such shares and disclaims beneficial ownership of an additional 11,523 shares)

         (ii) Safenowitz Family Corp.

                  (a)      Amount Beneficially Owned: As of December 31, 2006:
                           2,352,894 shares

                  (b)      Percent of Class: 9.5%

                  (c)      Number of shares as to which the person has:

                           (i) sole power to vote or direct the vote: -0-

CUSIP No. 374297 10 9                   13G                   Page 7 of 10 Pages

                           (ii) shared power to vote or direct the vote:
                           2,352,894 (disclaims beneficial ownership of such shares)

                           (iii) sole power to dispose or to direct the disposition of: -0-

                           (iv) shared power to dispose or to direct the disposition of: 2,352,894 (disclaims beneficial ownership of such shares)

         (iii)    The Safenowitz Partners, LP

                  (a)      Amount Beneficially Owned: As of December 31, 2006:
                           1,837,894 shares

                  (b)      Percent of Class: 7.4%

                  (c)      Number of shares as to which the person has:

                           (i) sole power to vote or direct the vote: 1,837,894

                           (ii) shared power to vote or direct the vote: -0-

                           (iii) sole power to dispose or to direct the
                                 disposition of: 1,837,894

                           (iv) shared power to dispose or to direct the
                                disposition of: -0-

Item 5.  Ownership of Five Percent or Less of a Class.

         If this Schedule is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following box. [ ]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

CUSIP No. 374297 10 9                   13G                   Page 8 of 10 Pages

Item 10.  Certification.

         Not applicable.

CUSIP No. 374297 10 9                   13G                   Page 9 of 10 Pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 4, 2007                    /s/ Howard B. Safenowitz
                                             -----------------------------------
                                            Howard B. Safenowitz


Date:  February 4, 2007                     SAFENOWITZ FAMILY CORP.,
                                            a California corporation


                                            /s/ Howard B. Safenowitz
                                            ------------------------------------
                                            By: Howard B. Safenowitz
                                            Its: President


Date:  February 4, 2007                     THE SAFENOWITZ PARTNERS, LP,
                                            a California limited partnership

                                            By:  SAFENOWITZ FAMILY CORP.,
                                                   a California corporation,
                                                   its general partner


                                            /s/ Howard B. Safenowitz
                                            ------------------------------------
                                            By: Howard B. Safenowitz
                                            Its: President

CUSIP No. 374297 10 9                   13G                  Page 10 of 10 Pages

                                  EXHIBIT INDEX


Exhibit No.   Description                                               Page No.
-----------   -----------                                               --------

       99.1   Joint Filing Agreement, dated as of February 28, 2002,
              by and among Howard B. Safenowitz, Safenowitz Family
              Corp. and The Safenowitz Partners, LP......................